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                               August 22, 2022

       Yi Yang
       Chief Financial Officer
       Kaixin Auto Holdings
       9/F, Tower A, Dongjin International Center
       Huagong Road
       Chaoyang District, Beijing 100015
       People   s Republic of China

                                                        Re: Kaixin Auto
Holdings
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38261

       Dear Ms. Yang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F

       Item 3. Key Information
       Disaggregated Financial Information relating to the VIEs, page 8

   1. Please revise your condensed consolidating schedules to disaggregate the parent company, the VIEs and their
consolidated subsidiaries, the WFOEs that are the primary
                                                        beneficiaries of the
VIEs, and an aggregation of other entities that are consolidated. The objective of this
disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of,
entities apart from the VIE, as well as the nature and amounts associated with
intercompany transactions.
 Yi Yang
FirstName
Kaixin AutoLastNameYi
            Holdings Yang
Comapany
August 22, NameKaixin
           2022        Auto Holdings
August
Page 2 22, 2022 Page 2
FirstName LastName
Kaixin Auto Holdings
Consolidated Financial Statements for the Years Ended December 31, 2021 and
2020
Consolidated Balance Sheet at December 31, 2021, page F-3

2. Please explain if the 4,513,761 ordinary shares confirmed in August 2021 as part of the
         Contingent Consideration as issuable to the Dealership Operators in accordance with the
         Equity Purchase Agreements subject to the operating performance of the dealerships and service centers before 2021 were issued as of December 31, 2021. You disclose that on
         November 30, 2021, that Renren transferred 13,422,613 ordinary shares of the Company it held, to an escrow company to fully settle the Contingent Consideration shares of 8,219,510. However, it is unclear whether these shares were issued or transferred by the escrow company to the Dealership Operators to settle the 4,513,761 ordinary shares confirmed in August 2021. If these shares were issuable at December 31, 2021, explain and disclose how these shares have been reflected in your financial statements.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(bb) Recent Accounting Standards, page F-23

3. Please tell us your consideration for not adopting and implementing ASU 2016-13,
         Financial Instruments - Credit Losses (ASC 326) until the fiscal year beginning after
         December 15, 2022. Your disclose ASC 326 was effective for the Group
(the
         company) for fiscal years, and interim periods within those fiscal years beginning after
         December 15, 2019, but are still in the process of evaluating the impact this guidance will have on the company's consolidated financial statements.
Note 8. Dealership Settlement, page F-28

4. Please tell us and disclose how you determined the amount of the loss on the Dealership
         Settlement of $11.142 million for the year ended December 31, 2021. Also, please explain and disclose the specific terms for determining the Compensation Shares to be issued to the Dealership Operators as incentives for operating performance in future periods. In your response and disclosure, describe how you will determine the value of the ordinary shares to be issued as Compensation Shares and the period(s) in which they will be recognized as share-based compensation. If you do not believe the Compensation
         Shares represent share-based compensation, please explain why. Refer to ASC 450-20-
         25, and ASC 450-20-50 regarding the recognition and initial measure of a loss contingency, and ASC 718 for share-based compensation.
5. Please explain the business purpose and accounting treatment for the company's former parent Renren's transfer of 13,422,613 ordinary shares of the company it held to an escrow company to fully settle the Contingent Consideration shares of 8,219,510. You recognized a loss on the Dealership Settlement of $11.142 million for the year ended
         December 31, 2021, but the company does not appear to have issued new ordinary shares
 Yi Yang
Kaixin Auto Holdings
August 22, 2022
Page 3
         or shares from treasury to settle the dispute with the non-controlling shareholders
         (Dealership Operators).
General

6. Please revise, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional
         guidance, please see the Division of Corporation Finance   s Sample
Letter to China-Based
         Companies issued by the Staff in December 2021 (China-Based Company Dear Issuer
         Letter). Please also consider the comments issued in our letter dated August 12, 2022 for the F-3 filed on August 4, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer Lopez Molina at 202-551-3792 with any other questions.



FirstName LastNameYi Yang                                      Sincerely,
Comapany NameKaixin Auto Holdings
                                                               Division of
Corporation Finance
August 22, 2022 Page 3                                         Office of Trade
& Services
FirstName LastName